Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-179573
August 6, 2012

Omnicom Group Inc. and Omnicom Capital Inc.

$500,000,000 3.625% Senior Notes due 2022

Pricing Term Sheet

Co-Issuers:	Omnicom Group Inc. Omnicom Capital Inc.
Ratings:	Moody’s: Baa1 (stable) S&P: BBB+ (stable)
Title of Securities:	3.625% Senior Notes due 2022
Principal Amount:	$500,000,000
Coupon:	3.625% per annum
Interest Payment Dates:	Semi-annually on each May 1 and November 1
Initial Interest Payment Date:	November 1, 2012
Maturity Date:	May 1, 2022
Benchmark Treasury:	T 1.750% May-2022
Benchmark Treasury Yield:	1.544%
Spread to Treasury:	+ 145 bps
Re-offer Yield:	2.994%
Price to Public (Issue Price):	105.287% plus accrued interest from April 23, 2012
Optional Redemption:

Make-whole call at any time, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury Rate plus a make whole spread of 30 basis points, plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	August 6, 2012
Settlement Date (T+3):	August 9, 2012
CUSIP:	681919AZ9
ISIN:	US681919AZ97
Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.
Co-Managers:

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

Deutsche Bank Securities Inc.

TD Securities (USA) LLC

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

The notes offered hereby will have the same CUSIP number and ISIN as the $750,000,000 aggregate principal amount of 3.625% Senior Notes due 2022 issued by the Issuers on April 23, 2012 (the “Existing Notes”) and will be fungible with the Existing Notes for trading purposes.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.